U.S. Securities and Exchange Commission
                            Washington, D.C.  20549




                                  FORM N-17F-2




     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES



Date examination completed:        July 31, 1998



     1.   Investment Company 1940 Act File Number:     811-8846



     2.   State Identification Number:  NE

     3.   Exact number of investment company    1933 Act Registration #33-85982
          as specified in registration          1940 Act Registration #811-8846
          statement:



     4.   Address of principal executive office:
                                                First Omaha Funds, Inc.
                                                One First National Center
                                                Sixteenth and Dodge Street
                                                Omaha, Nebraska 68102-1596


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KPMG Peat Marwick LLP

  Two Central Park Plaza
  Suite 1501
  Omaha, NE 68102

  233 South 13th Street
  Suite 1600
  Lincoln, NE 68508-2041



                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
First Omaha Funds, Inc.
     and
Securities and Exchange Commission:


We have examined management's assertion, included in its representation letter, that First Omaha Funds, Inc., comprised of the Equity Fund, Fixed Income Fund, Growth Fund, Short/Intermediate Fixed Income Fund, Balanced Fund and the Small Cap Fund, (collectively, the "Funds") complied with the provisions of subsection
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 1998, and during the period November 30, 1997 (the date of our last examination) through July 31, 1998. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998 and the period from November 30, 1997 through July 31, 1998, with respect to securities transactions:

- Count and inspection of all securities located in the vault, if any, of First National Bank of Omaha, the Custodian;

- Confirmation of all securities, if any, held by institutions in book entry form (Federal Reserve Bank, Goldman Sachs, Federated Bank and The Depository Trust Company);

- Confirmation or examination of underlying documentation of all securities purchased but not received;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

-    Test of selected security transactions since the date of our last report.



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that First Omaha Funds, Inc. was in compliance with the above-mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 and for the period from November 30, 1997 through July 31, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of First Omaha Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

                                               /s/ KPMG Peat Marwick LLP


August 24, 1998